UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LA-Z-BOY INCORPORATED

(Exact name of registrant as specified in its charter)

MICHIGAN	1-9656	38-0751137
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification Number)

One La-Z-Boy Drive, Monroe, Michigan	48162-5138
(Address of principal executive offices)	Zip Code

R. Rand Tucker  (734) 242-1444

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of La-Z-Boy Incorporated (“La-Z-Boy”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (“Rule”) for the reporting period January 1, 2017 to December 31, 2017.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”).  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or “adjoining country” (as defined in Section 1502 of the Dodd-Frank Act), collectively defined as the “Covered Countries.”  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

After performing a reasonable country of origin inquiry as required by the Rule, La-Z-Boy was unable to determine in good faith whether 3TGs used during calendar 2017 in one or more of our products was solely from recycled or scrap sources or originated from a Covered Country.  As a result, La-Z-Boy is filing a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosure.

This Form SD and La-Z-Boy’s Conflict Minerals Report, filed as Exhibit 1.01, are publicly available free of charge through links on our internet website, www.la-z-boy.com, as soon as reasonably practicable after they are electronically filed with the SEC.

Item 1.02     EXHIBIT

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - EXHIBITS

Item 2.01     EXHIBIT

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LA-Z-BOY INCORPORATED
(Registrant)

Date: May 30, 2018

	BY:	/s/ Louis M. Riccio Jr.
Louis M. Riccio Jr.
Senior Vice President, Chief Financial Officer